UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 16, 2021

NORTHERN STAR ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39691	83-4109918
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, NY	10174
(Address of Principal Executive Offices)	(Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one- third of one redeemable warrant	STIC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	STIC	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	STIC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Northern Star Acquisition Corp., a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Northern Star, NSAC Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Northern Star (“Merger Sub”), and BarkBox, Inc., a Delaware corporation (“BARK”).

On February 16, 2021, Northern Star issued a press release announcing BARK’s preliminary unaudited results for its fiscal third quarter and nine months ended December 31, 2020. The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

In addition, attached as Exhibit 99.2 to this Current Report on Form 8-K is the form of investor presentation to be used by Northern Star and BARK in presentations to stockholders, analysts and other persons in connection with the transactions described herein.

BARK uses, and will continue to use, its websites (including bark.co and barkbox.com), press releases, and various social media channels, including its Twitter account (@BARK), as additional means of disclosing public information to investors, the media and others interested in BARK. It is possible that certain information that BARK posts on its websites, disseminated in press releases and on social media could be deemed to be material information, and Northern Star and BARK encourages investors, the media and others interested in Northern Star and BARK to review the business and financial information that BARK posts on its websites, disseminates in press releases and on the social media channels identified above, as such information could be deemed to be material information.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, NORTHERN STAR HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) A REGISTRATION STATEMENT ON FORM S-4, WHICH INCLUDES A PROXY STATEMENT/PROSPECTUS, AND CERTAIN OTHER RELATED DOCUMENTS, WHICH IS BOTH THE PROXY STATEMENT TO BE DISTRIBUTED TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH NORTHERN STAR’S SOLICITATION OF PROXIES FOR THE VOTE BY NORTHERN STAR’S STOCKHOLDERS WITH RESPECT TO THE MERGER AND CERTAIN OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AS WELL AS OTHER MATTERS THAT MAY BE DESCRIBED IN THE REGISTRATION STATEMENT, AS WELL AS THE PROSPECTUS RELATING TO THE OFFER AND SALE OF THE SECURITIES OF NORTHERN STAR COMMON STOCK TO BE ISSUED IN THE MERGER. INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND BARK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS CAN OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND BARK THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR ACQUISITION CORP., C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO

SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR BARK, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

Participants in the Solicitation

NORTHERN STAR AND BARK AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-1 FOR NORTHERN STAR’S INITIAL PUBLIC OFFERING THAT NORTHERN STAR INITIALLY FILED WITH THE SEC ON SEPTEMBER 29, 2020. BARK AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY ALSO BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF NORTHERN STAR IN CONNECTION WITH THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM S-4 FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR FILED WITH THE SEC, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

Forward-Looking Statements

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN NORTHERN STAR’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED ELSEWHERE IN THIS COMMUNICATION, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: THE INABILITY OF THE PARTIES TO SUCCESSFULLY OR TIMELY CONSUMMATE THE MERGER, INCLUDING THE RISK THAT ANY REQUIRED REGULATORY APPROVALS ARE NOT OBTAINED, ARE DELAYED OR ARE SUBJECT TO UNANTICIPATED CONDITIONS THAT COULD ADVERSELY AFFECT THE COMBINED COMPANY; FAILURE TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER; RISKS RELATING TO THE UNCERTAINTY OF THE PROJECTED FINANCIAL INFORMATION WITH RESPECT TO THE BARK; THE RISK THAT SPENDING ON PETS MAY NOT INCREASE AT PROJECTED RATES; THE RISK THAT BARK SUBSCRIPTIONS MAY NOT INCREASE THEIR SPENDING WITH BARK; BARK’S INABILITY TO CONTINUE TO CONVERT SOCIAL MEDIA FOLLOWERS AND CONTACTS INTO CUSTOMERS; BARK’S INABILITY TO SUCCESSFULLY EXPAND ITS PRODUCT LINES AND CHANNEL DISTRIBUTION; COMPETITION; THE UNCERTAIN EFFECTS OF THE COVID-19 PANDEMIC; AND CHANGES IN DOMESTIC AND FOREIGN BUSINESS, MARKET, FINANCIAL, POLITICAL AND LEGAL CONDITIONS.

NEITHER NORTHERN STAR NOR BARK UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE BARK’S ABILITY TO EXECUTE ON ITS

BUSINESS PLANS AND ACHIEVE BARK’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 AND NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND BARK, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND BARK OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR BARK UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press release.

99.2	Investor presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 16, 2021	NORTHERN STAR ACQUISITION CORP.

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Northern Star Acquisition Corp. and BARK Announce BARK’s Preliminary

Third Quarter 2021 Results

•	For the third quarter, sales increased a record 78% as compared to last year’s third quarter

•	For the first nine months of fiscal 2021, sales grew 65% versus the comparable period last year

•	Third quarter active subscriptions grew 47% to 1.7 million

•	BARK reiterates its fiscal 2021 and fiscal 2022 forecast

NEW YORK, February 16, 2021 — Northern Star Acquisition Corp. (“Northern Star”) (NYSE: STIC), a publicly traded special purpose acquisition company, announced today that its merger partner, Barkbox, Inc. (“BARK” or the “Company”), the leading global brand for dogs, has disclosed select preliminary unaudited results for its fiscal third quarter and nine months ended December 31, 2020. BARK also reiterated its guidance for the full fiscal year ending March 31, 2021 and for fiscal year 2022 contained in Northern Star’s Registration Statement on Form S-4 filed with the SEC on February 1, 2021.

($ millions)	Preliminary nine months ended December 31, 2020(1)	Nine months ended December 31, 2019	Year over year growth rate (Nine-month period)
Revenue	$266	$161	65%
Net Income	$(24)	$(27)
Adjusted EBITDA(2)	$(8)	$(17)
Adjusted EBITDA Margin(2)	(3)%	(10)%

(1) Figures presented are estimates for the third fiscal quarter of 2021.

(2) Refer to “Use of Non-GAAP Financial Measures” below for the definition of Adjusted EBITDA and Adjusted EBITDA margin and the reconciliation to the most comparable GAAP measure included herein.

Preliminary Fiscal Third Quarter Fiscal 2021 Highlights(3) include:

•	Revenue for the quarter grew 78% to an estimated $105 million as compared to the third fiscal quarter 2020

•	Active Subscriptions grew 47% to 1.7 million as compared to the third fiscal quarter 2020, with 1.1 million subscriptions served in the month of December

•	New Subscriptions increased 66% to 381,000 as compared to the third fiscal quarter 2020

•	Customer Acquisition Cost (CAC) was higher at $60.40 versus $56.43 as compared to the third fiscal quarter 2020 due largely to a shift away from discounts in favor of media spend

•	Average Monthly Subscription Churn in the three months ended December 31, 2020 was essentially flat on a year over year basis at 6.2% vs 6.1% for the same period last year

•	Adjusted EBITDA margin expansion for the nine months ended December 31, 2020 versus the same period last year was due primarily to efficiency in marketing spend and benefits of scale

(3) Please refer to the “Key Performance Indicators” included elsewhere in this release as well as in BARK’s Management Discussion and Analysis of Financial Condition and Results of Operations portion of Northern Star’s Form S-4 filed with the SEC on February 1, 2021.

“We are pleased to see the momentum in our business through the holiday season as well as the strong reception of our Peanuts and Home Alone themed boxes. We took advantage of the seasonality of our Play category to achieve exceptional growth in our subscriber base while still maintaining disciplined CAC and unit economics,” commented Matt Meeker, Executive Chairman of BARK. “We remain excited about the tremendous growth opportunities ahead and confident in our previously disclosed full fiscal year 2021 and 2022 forecasts.”

“We are impressed with BARK’s preliminary results for the third quarter, which reflect the tremendous strength of the company’s reach and relationships with its customers,” stated Joanna Coles, Chairwoman and Chief Executive Officer of Northern Star. “We believe that BARK is well-positioned for continued long-term growth, and these impressive results just reiterate our confidence in the long-term value BARK will provide to its shareholders.”

“Our strong revenue growth is the result of our omni-channel sales approach, data-driven platform and consistent customer engagement,” added Manish Joneja, Chief Executive Officer of BARK. “Our pending merger with Northern Star will provide BARK with the resources and capital to help capture the significant growth opportunities in our new business lines and drive continued expansion as we work towards our mission of making all dogs happy.”

BARK previously announced that it had entered into a merger agreement with Northern Star for a proposed business combination. Completion of the proposed business combination is subject to approval by the stockholders of Northern Star and certain other conditions. The proposed business combination is expected to close in the second quarter of calendar 2021.

The unaudited preliminary financial results and the non-GAAP reconciliation tables represent the most current information available to BARK and are based on calculations or figures prepared internally, which have not been reviewed or audited by BARK’s independent registered public accounting firm. BARK plans to provide its full financial results for the fiscal third quarter of 2021 in an amendment to the previously filed registration statement on Form S-4 relating to the business combination. Until that time, the unaudited preliminary financial results and the non-GAAP reconciliation tables results described in this press release are estimates only and are subject to revisions that could differ materially.

Use of Non-GAAP Financial Measures

BARK reports its financial results in accordance with GAAP. However, BARK’s management believes that Adjusted EBITDA and Adjusted EBITDA margin, both non-GAAP financial measures, provide investors with additional useful information in evaluating its performance.

BARK calculates Adjusted EBITDA as net income (loss), adjusted to exclude: (1) interest expense, (2) depreciation and amortization, (3) stock-based compensation expense, (4) change in fair value of warrants and derivatives, (5) sales and use tax expense, and (6) one time transaction costs associated with the financing and merger. BARK calculates Adjusted EBITDA margin by dividing Revenue for the period by Adjusted EBITDA for the period.

Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with GAAP. BARK believes that Adjusted EBITDA and Adjusted EBITDA margin, when taken together with its financial results presented in accordance with GAAP, provides meaningful supplemental information regarding its operating performance and facilitates internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of its business, results of operations or outlook. In particular, BARK believes that the use of Adjusted EBITDA and Adjusted EBITDA margin are helpful to its investors as it is a measure used by management in assessing the health of its business, determining incentive compensation and evaluating its operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA and Adjusted EBITDA margin are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA margin include that (1) the measures do not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA and Adjusted EBITDA margin do not reflect these capital expenditures, (3) the measures do not consider the impact of stock-based compensation expense, which is an ongoing expense for BARK and (4) the measures do not reflect other non-operating expenses, including interest expense. In addition, its use of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA or Adjusted EBITDA margin in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating BARK’s performance, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial measures, including its net income (loss) and other results stated in accordance with GAAP.

The following tables present a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure stated in accordance with GAAP, and the calculation of Adjusted EBITDA margin, for the periods presented:

Adjusted EBITDA (in millions, except for Adjusted EBITDA margin)

	Nine Months Ended December 31(4),
	2020	2019
Net loss	$(23.54)	$(27.24)
Interest expense	8.38	3.83
Depreciation and amortization expense	1.70	0.95
Stock compensation expense	3.33	1.42
Change in fair value of warrants and derivatives	0.34	(0.14)
Sales and use tax expense	1.13	4.21
Transaction costs	0.63	—

Adjusted EBITDA	$(8.03)	$(16.97)

Adjusted EBITDA margin(5)	-3.02%	-10.50%

(4) Figures presented are unaudited. Figures for nine months ended December 31, 2020 are projected estimates.

(5) Adjusted EBITDA Margin: Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the period divided by Revenue for the period.

About BARK

BARK is the world’s most dog-centric company, devoted to making dogs happy with the best products, services and content. BARK’s dog-obsessed team applies its unique, data-driven understanding of what makes each dog special to design playstyle-specific toys, wildly satisfying treats and wellness supplements, and dog-first experiences that foster the health and happiness of dogs everywhere. Founded in 2012, BARK loyally serves dogs nationwide with monthly subscription services, BarkBox and Super Chewer; a curated e-commerce experience on BarkShop.com; custom collections via its retail partner network, including Target and Amazon; wellness products that meet your dogs’ needs with BARK Bright; and a personalized meal delivery service for dogs BARK Eats. At BARK, we want to be the people our dogs think we are and promise to be their voice until every dog reaches its full tail-wagging potential. Sniff around at bark.co for more information.

About Northern Star Acquisition Corp.

Northern Star Acquisition Corp. is a special purpose acquisition company whose management team and Board of Directors are composed of veteran consumer, media, technology, retail and finance industry executives and founders, including Joanna Coles, Chairwoman and Chief Executive Officer, and Jonathan Ledecky, President and Chief Operating Officer. Ms. Coles is a creative media and technology executive who in her previous roles as editor of two leading magazines and Chief Content Officer of Hearst Magazines developed an extensive network of relationships at the intersection of technology, fashion and beauty. Ms. Coles currently serves as a special advisor to Cornell Capital, a $7 billion private investment firm, and is on the board at Snap Inc., Sonos, Density Software, and on the global advisory board of global payments company Klarna. Mr. Ledecky is a seasoned businessman with over 35 years of investment and operational experience. He has executed hundreds of acquisitions across multiple industries and raised over $20 billion in debt and equity. He is also co-owner of the National Hockey League’s New York Islanders franchise. For additional information, please visit https://northernstaric.com.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Northern Star and BARK. Northern Star has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of shareholders to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about BARK, Northern Star and the business combination. The definitive proxy statement will be mailed to shareholders of Northern Star as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Northern Star, BARK and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Northern Star in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s Final Prospectus dated November 10, 2020, filed with the SEC on November 12, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Key Performance Indicators

BARK measures its business using both financial and operating data and uses the following metrics and measures (among others) to assess the near-term and long-term performance of its overall business, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies, and monitoring our business. BARK presents a number of key performance indicators to assist investors in understanding its operating results on an on-going basis. These key performance indicators may also assist investors in making comparisons of BARK’s operating results with those of other companies.

In assessing the performance of the business during the three months ended December 31, 2020 and 2019, BARK’s management reviewed the following key performance indicators, each of which is described below:

•

Active Subscriptions: BARK defines Active Subscriptions as the total number of unique product subscriptions with at least one shipment during the last 12 months. Active Subscriptions does not include gift subscriptions or one-time subscription purchases.

•

Average Monthly Subscription Churn: Average Monthly Subscription Churn is calculated as the average number of subscriptions that have been cancelled in the last three months, divided by the average monthly active subscriptions in the last three months. The number of cancellations used to calculate Average Monthly Subscription Churn is net of the number of subscriptions reactivated during the last three months.

•	New Subscriptions: BARK defines New Subscriptions as the number of unique subscriptions with their first shipment occurring in a period.

•

Customer Acquisition Cost (“CAC”): Customer Acquisition Cost (“CAC”) is a measure of the cost to acquire New Subscriptions in its Direct to Consumer business segment. CAC is a monthly measure defined as media spend in BARK’s Direct to Consumer business segment in the period indicated, divided by total New Subscriptions in such period.

Cautionary Statement Regarding Preliminary Estimated Results

The preliminary estimated results for the third quarter ended December 31, 2020 are preliminary, unaudited and subject to completion. They reflect BARK management’s current views and may change as a result of BARK’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results are subject to the finalization and closing of BARK’s accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with GAAP. Northern Star and BARK caution you that these preliminary results are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements” below.

The preliminary estimated results have been prepared by, and are the responsibility of, BARK’s management. Deloitte & Touche LLP, BARK’s independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

Cautionary Statement Regarding Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BARK’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BARK. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties; the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to BARK; the risk that spending on pets may not increase at projected rates; that BARK subscriptions may not increase their spending with BARK; BARK’s ability to continue to convert social media followers and contacts into customers; BARK’s ability to successfully expand its product lines and channel distribution; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor BARK presently know or that Northern Star and BARK currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Northern Star’s and BARK’s expectations, plans or forecasts of future events and views as of the date of this press release. Northern Star and BARK anticipate that subsequent events and developments will cause Northern Star’s and BARK’s assessments to change. However, while Northern Star and BARK may elect to update these forward-looking statements at some point in the future, Northern Star and BARK specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and BARK’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Northern Star’s and BARK’s control. While all projections are necessarily speculative, Northern Star and BARK believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Northern Star and BARK, or their respective representatives and advisors, considered or consider the projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and BARK, the proposed transactions or other matters and attributable to Northern Star and BARK or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

For BARK

Investors:

Jean Fontana

ICR, Inc.

Jean.Fontana@icrinc.com

Media:

Garland Harwood

press@barkbox.com

For Northern Star Acquisition Corp.

Jonathan Gasthalter/Nathaniel Garnick/Sam Fisher

Gasthalter & Co.

(212) 257-4170

northernstar@gasthalter.com

Exhibit 99.2 Management Presentation February 2021Exhibit 99.2 Management Presentation February 2021

Disclaimer (1/2) This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Barkbox Inc. (“Barkbox”) and Northern Star Acquisition Corp. (“Northern Star”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Northern Star and Barkbox, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Barkbox or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Northern Star nor Barkbox has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Northern Star, Barkbox or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Barkbox or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Barkbox and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Barkbox’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Barkbox. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to the Barkbox; the risk that spending on pets may not increase at projected rates; that Barkbox subscriptions may not increase their spending with Barkbox; Barkbox’s ability to continue to convert social media followers and contacts into customers; Barkbox’s ability to successfully expand its product lines and channel distribution; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Barkbox presently know or that Northern Star and Barkbox currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Northern Star’s and Barkbox’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Northern Star and Barkbox anticipate that subsequent events and developments will cause Northern Star’s and Barkbox’s assessments to change. However, while Northern Star and Barkbox may elect to update these forward-looking statements at some point in the future, Northern Star and Barkbox specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Barkbox’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Northern Star and Barkbox assume no obligation to update the information in this presentation Trademarks Northern Star and Barkbox own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Northern Star or Barkbox, or an endorsement or sponsorship by or of Northern Star or Barkbox. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Northern Star or Barkbox will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Use of Projections The projections, estimates and targets in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Northern Star’s and Barkbox’s control. While all projections, estimates and targets are necessarily speculative, Northern Star and Barkbox believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that Northern Star and Barkbox, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. 2Disclaimer (1/2) This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Barkbox Inc. (“Barkbox”) and Northern Star Acquisition Corp. (“Northern Star”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Northern Star and Barkbox, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Barkbox or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Northern Star nor Barkbox has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Northern Star, Barkbox or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Barkbox or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Barkbox and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Barkbox’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Barkbox. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to the Barkbox; the risk that spending on pets may not increase at projected rates; that Barkbox subscriptions may not increase their spending with Barkbox; Barkbox’s ability to continue to convert social media followers and contacts into customers; Barkbox’s ability to successfully expand its product lines and channel distribution; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Barkbox presently know or that Northern Star and Barkbox currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Northern Star’s and Barkbox’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Northern Star and Barkbox anticipate that subsequent events and developments will cause Northern Star’s and Barkbox’s assessments to change. However, while Northern Star and Barkbox may elect to update these forward-looking statements at some point in the future, Northern Star and Barkbox specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Barkbox’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Northern Star and Barkbox assume no obligation to update the information in this presentation Trademarks Northern Star and Barkbox own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Northern Star or Barkbox, or an endorsement or sponsorship by or of Northern Star or Barkbox. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Northern Star or Barkbox will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Use of Projections The projections, estimates and targets in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Northern Star’s and Barkbox’s control. While all projections, estimates and targets are necessarily speculative, Northern Star and Barkbox believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that Northern Star and Barkbox, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. 2

Disclaimer (2/2) Important Information and Where to Find It This Presentation is being made in respect of the proposed merger transaction involving Northern Star and BARK. Northern Star has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the SEC ), which includes a proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of shareholders to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about BARK, Northern Star and the business combination. The definitive proxy statement will be mailed to shareholders of Northern Star as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. Participants in the Solicitation Northern Star, BARK and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Northern Star in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star's executive officers and directors in the solicitation by reading Northern Star's Final Prospectus dated November 10, 2020, filed with the SEC on November 12, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available. Use of Non-GAAP Financial Measures BARK reports its financial results in accordance with GAAP. However, BARK’s management believes that Adjusted EBITDA and Adjusted EBITDA margin, both non-GAAP financial measures, provide investors with additional useful information in evaluating its performance. Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with GAAP. BARK believe that Adjusted EBITDA and Adjusted EBITDA margin, when taken together with its financial results presented in accordance with GAAP, provides meaningful supplemental information regarding its operating performance and facilitates internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of its business, results of operations or outlook. In particular, BARK believe that the use of Adjusted EBITDA and Adjusted EBITDA margin are helpful to its investors as it is a measure used by management in assessing the health of its business, determining incentive compensation and evaluating its operating performance, as well as for internal planning and forecasting purposes. Adjusted EBITDA and Adjusted EBITDA margin are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA margin include that (1) the measures do not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA and Adjusted EBITDA margin do not reflect these capital expenditures, (3) the measures do not consider the impact of stock-based compensation expense, which is an ongoing expense for BARK and (4) the measures do not reflect other non-operating expenses, including interest expense. In addition, its use of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA or Adjusted EBITDA margin in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating BARK’s performance, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial measures, including its net income (loss) and other results stated in accordance with GAAP. Cautionary Statement Regarding Preliminary Estimated Results The preliminary estimated results for the third quarter ended December 31, 2021 are preliminary, unaudited and subject to completion. They reflect BARK management’s current views and may change as a result of BARK’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results are subject to the finalization and closing of BARK’s accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with GAAP. Northern Star and BARK caution you that these preliminary results are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements” below. The preliminary estimated results have been prepared by, and are the responsibility of, BARK’s management. Deloitte & Touche LLP, BARK’s independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE 3Disclaimer (2/2) Important Information and Where to Find It This Presentation is being made in respect of the proposed merger transaction involving Northern Star and BARK. Northern Star has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the SEC ), which includes a proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of shareholders to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about BARK, Northern Star and the business combination. The definitive proxy statement will be mailed to shareholders of Northern Star as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. Participants in the Solicitation Northern Star, BARK and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Northern Star in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star's executive officers and directors in the solicitation by reading Northern Star's Final Prospectus dated November 10, 2020, filed with the SEC on November 12, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available. Use of Non-GAAP Financial Measures BARK reports its financial results in accordance with GAAP. However, BARK’s management believes that Adjusted EBITDA and Adjusted EBITDA margin, both non-GAAP financial measures, provide investors with additional useful information in evaluating its performance. Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with GAAP. BARK believe that Adjusted EBITDA and Adjusted EBITDA margin, when taken together with its financial results presented in accordance with GAAP, provides meaningful supplemental information regarding its operating performance and facilitates internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of its business, results of operations or outlook. In particular, BARK believe that the use of Adjusted EBITDA and Adjusted EBITDA margin are helpful to its investors as it is a measure used by management in assessing the health of its business, determining incentive compensation and evaluating its operating performance, as well as for internal planning and forecasting purposes. Adjusted EBITDA and Adjusted EBITDA margin are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA margin include that (1) the measures do not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA and Adjusted EBITDA margin do not reflect these capital expenditures, (3) the measures do not consider the impact of stock-based compensation expense, which is an ongoing expense for BARK and (4) the measures do not reflect other non-operating expenses, including interest expense. In addition, its use of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA or Adjusted EBITDA margin in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating BARK’s performance, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial measures, including its net income (loss) and other results stated in accordance with GAAP. Cautionary Statement Regarding Preliminary Estimated Results The preliminary estimated results for the third quarter ended December 31, 2021 are preliminary, unaudited and subject to completion. They reflect BARK management’s current views and may change as a result of BARK’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results are subject to the finalization and closing of BARK’s accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with GAAP. Northern Star and BARK caution you that these preliminary results are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements” below. The preliminary estimated results have been prepared by, and are the responsibility of, BARK’s management. Deloitte & Touche LLP, BARK’s independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE 3

01 Transaction Overview 401 Transaction Overview 4

Introduction to BARK and Northern Star BARK Northern Star Manish Joneja Jon Ledecky CEO President & COO, Northern Star Matt Meeker Joanna Coles Executive Chairman CEO & Chairwoman, & Co-Founder Northern Star Henrik Werdelin Co-Founder John Toth CFO 5Introduction to BARK and Northern Star BARK Northern Star Manish Joneja Jon Ledecky CEO President & COO, Northern Star Matt Meeker Joanna Coles Executive Chairman CEO & Chairwoman, & Co-Founder Northern Star Henrik Werdelin Co-Founder John Toth CFO 5

Transaction summary Transaction Highlights • Barkbox Inc., a Delaware corporation (the “Company” or “BARK”) Transaction • Northern Star Acquisition Corp., a Delaware corporation (“NSAC”) Parties • Northern Star Sponsor LLC (“Sponsor”, and, together with the Company and NSAC, the “Parties”) Transaction • NSAC is a publicly listed special purpose acquisition company with $254.4M in cash to be deployed Summary • PIPE size of $200M Listing / Ticker • Pro forma Company expected to trade on NYSE as BARK • Pro forma enterprise value of $1.6B Valuation Attractive valuation when compared to publicly-traded peers • 74.3% existing BARK shareholder rollover; 9.9% PIPE investors; 15.8% SPAC and founder shares Ownership • Excludes possible future dilutive impact of convertible debt, option pool and public warrants, assumes no redemptions 6Transaction summary Transaction Highlights • Barkbox Inc., a Delaware corporation (the “Company” or “BARK”) Transaction • Northern Star Acquisition Corp., a Delaware corporation (“NSAC”) Parties • Northern Star Sponsor LLC (“Sponsor”, and, together with the Company and NSAC, the “Parties”) Transaction • NSAC is a publicly listed special purpose acquisition company with $254.4M in cash to be deployed Summary • PIPE size of $200M Listing / Ticker • Pro forma Company expected to trade on NYSE as BARK • Pro forma enterprise value of $1.6B Valuation Attractive valuation when compared to publicly-traded peers • 74.3% existing BARK shareholder rollover; 9.9% PIPE investors; 15.8% SPAC and founder shares Ownership • Excludes possible future dilutive impact of convertible debt, option pool and public warrants, assumes no redemptions 6

Sources, uses and ownership

Sources ($M)	
SPAC Cash in Trust	$254.4
PIPE Capital	200.0
BARK Rollover Equity	1,500.0
Total Sources	**$1,954.4**

Uses ($M)	
BARK Rollover Equity	$1,500.0
Cash To Balance Sheet	419.4
Transaction Fees & Expenses	35.0
Total Uses	**$1,954.4**

Pro Forma Valuation ($M)	
Pro Forma Shares Outstanding (M)	202
Price / Share ($)	$10.00
Equity Value	$2,018
Cash on Balance Sheet	(490)
Debt	115
Enterprise Value	**$1,642**

Pro Forma Fully Diluted Ownership


3.2%
12.6%
9.9%
74.3%
BARK Equity
PIPE Investors
SPAC Public Shares
SPAC Founder Shares

Pro Forma Fully Diluted Ownership		
BARK Equity	150.0	74.3%
PIPE Investors	20.0	9.9%
SPAC Public Shares	25.4	12.6%
SPAC Founder Shares	6.4	3.2%
Total Fully Diluted Shares Outstanding	**201.8**	**100.0%**

Source: Northern Star Acquisition Corp. Prospectus, Filed November 10, 2020
1) Analysis does not include impact of $11M retention pool
2) Excludes impact of option pool up to 10%
3) Assumes no warrant exercises
4) Assumes no public trust fund redemptions
5) Excludes possible future dilutive impact of up to $100M of convertible debt

7

BARK’s investment highlights ü Big, resilient and growing pet category ü Digitally-led DTC brand ü Personalized, data driven subscription experience with strong retention ü Clear levers for accelerating growth – category and product diversification, channel expansion, and cross-sell ü Strong incremental margins, powerful operating leverage ü Visionary and passionate team to scale the business 8BARK’s investment highlights ü Big, resilient and growing pet category ü Digitally-led DTC brand ü Personalized, data driven subscription experience with strong retention ü Clear levers for accelerating growth – category and product diversification, channel expansion, and cross-sell ü Strong incremental margins, powerful operating leverage ü Visionary and passionate team to scale the business 8

02 Who We Are and Who We Serve02 Who We Are and Who We Serve

We are here to make all dogs happy. We aspire to be the world’s favorite dog brand. We believe that dogs and humans are better together. We are committed to satisfying each individual dog’s distinct personality and preferences. 10We are here to make all dogs happy. We aspire to be the world’s favorite dog brand. We believe that dogs and humans are better together. We are committed to satisfying each individual dog’s distinct personality and preferences. 10

Currently serving over 1M happy dog subscribers every month 11Currently serving over 1M happy dog subscribers every month 11

BARK is in the leading position to be The Global Brand for Dogs 1.7M 7M Active Subscriptions Customers 11M 8.5M Contacts Social Media Followers 1 Active Subscriptions is the total number of unique product subscriptions with at least one shipment during the last 12 months. Active Subscriptions does not include gift subscriptions or one-time subscription purchases. “Dec-20 Active Subscriptions” represents forecasted 12 BarkBox and Super Chewer subscriptions shipped in the month of December 2020.BARK is in the leading position to be The Global Brand for Dogs 1.7M 7M Active Subscriptions Customers 11M 8.5M Contacts Social Media Followers 1 Active Subscriptions is the total number of unique product subscriptions with at least one shipment during the last 12 months. Active Subscriptions does not include gift subscriptions or one-time subscription purchases. “Dec-20 Active Subscriptions” represents forecasted 12 BarkBox and Super Chewer subscriptions shipped in the month of December 2020.

Reiterate 2021 Outlook: Strong Financial Performance 65% 60% $369M Gross Margins Net revenue in FY2021E Net Revenue Growth FY21E/20 13Reiterate 2021 Outlook: Strong Financial Performance 65% 60% $369M Gross Margins Net revenue in FY2021E Net Revenue Growth FY21E/20 13

Dogs are a huge, growing and global market According to 2019-20 APPA Survey, dogs are the most popular pet in the U.S., with more than 63 million households having a dog as a member of their family. Resilient Wide Open Huge Growing Our industry & total The market is growing rapidly, with The industry is economically There is not a clear and addressable market are huge. a variety of thematic tailwinds. resilient through the cycle. dominant leader in the space. 14 BARK 2018Dogs are a huge, growing and global market According to 2019-20 APPA Survey, dogs are the most popular pet in the U.S., with more than 63 million households having a dog as a member of their family. Resilient Wide Open Huge Growing Our industry & total The market is growing rapidly, with The industry is economically There is not a clear and addressable market are huge. a variety of thematic tailwinds. resilient through the cycle. dominant leader in the space. 14 BARK 2018

BARK's products

- **Subscription:** we love the subscription model and use it across most of our product lines.
- **BARK Made:** 100% of what we sell is designed and made exclusively for us
- **Personalization at scale:** every dog is unique, and we tailor many of our products to their unique needs

		Description	Launched
Core	BARK BOX	• Subscription product featuring monthly themed boxes of premium-quality BARK toys and treats that are delivered directly to a dog's home.	2012
Core	BARK SUPER CHEWER	• Monthly subscription specially tailored to the needs of larger dogs and dogs who love to chew, a market that we believe has been underserved.	2017
New	BARK Home	• Offers dog parents a variety of products for daily life, including dog beds, bowls, collars, harnesses and leashes.	2019
New	BARK Bright	• Our health and wellness offering. • First product is a dog dental kit, which includes a proprietary triple-enzyme gel with delicious treat-like dental sticks.	2020
New	BARK Eats	• Our personalized monthly meal plan serving the mass- premium dog food segment.	2020

15

Data centric model fueling product innovation

1.1M	Allows for 250K	Leading to 150K
Monthly subscriptions shipped	monthly customer contacts	monthly customized assortments

Proprietary attributes collected:

- Breed
- Size
- Age
- Allergies
- Dietary restrictions
- Location
- Activities
- Toy material preferences
- Play styles
- Treat texture preferences
- Feeding habits
- Activity levels


BARK BOX
Hi Jason
Lucy here, along with my dog Fitz. We're on the Happy Customer Experience team for BarkBox.
First things first. We're packing your box and you'll get a notice when it has shipped.
Secondly, me, Fitz, and the entire Happy Team are here to make sure that you and Harley love your monthly boxes. So if you have questions or need help, reach out. Or we can just talk about dogs!
Welcome, and thanks for joining the dog party!
Lucy & Fitz


Super Chewer, Medium, No Rope, Bulldog
BarkBox, Large, No allergy, Golden Retriever
BarkBox, Small, Chicken allergy, Shih Tzu
BarkBox, Large, No allergy

16

We are great at cross-promoting new products to active subscriptions through Add-to-Box Add-to-Box revenue ($ in ‘000s) ü Growth lever ü High margin ü Driven by machine learning ü Fueled by innovative product offerings E In becoming THE Dog Brand, ATB is an important initiative to get every BARK customer to buy our full suite of products Note: Add–to-Box revenue includes all purchases of Toys, Treats, Bright, and Essentials made through the BarkBox and Super Chewer ATB landing page, including (a) one-time purchases added to BarkBox and Super 17 Chewer orders, and (b) auto-renewing shipments bundled with BarkBox and Super Chewer subscriptions.We are great at cross-promoting new products to active subscriptions through Add-to-Box Add-to-Box revenue ($ in ‘000s) ü Growth lever ü High margin ü Driven by machine learning ü Fueled by innovative product offerings E In becoming THE Dog Brand, ATB is an important initiative to get every BARK customer to buy our full suite of products Note: Add–to-Box revenue includes all purchases of Toys, Treats, Bright, and Essentials made through the BarkBox and Super Chewer ATB landing page, including (a) one-time purchases added to BarkBox and Super 17 Chewer orders, and (b) auto-renewing shipments bundled with BarkBox and Super Chewer subscriptions.

03 Our Growth Strategies 1803 Our Growth Strategies 18

Expanding TAM via product & channel expansion Expand into new products Grow subscriptions and Accelerate growth in Amazon Expand retail distribution categories customers with increase in distribution through proprietary channel and leverage for new cross-sell formula products 19Expanding TAM via product & channel expansion Expand into new products Grow subscriptions and Accelerate growth in Amazon Expand retail distribution categories customers with increase in distribution through proprietary channel and leverage for new cross-sell formula products 19

BARK Eats drives future growth

Market overview

The dog food market is expanding as the modern dog parent seeks more from their food



U.S. Dog Food Market Size
5.0% CAGR
$19.4B
$20.2B
$21.1B
$22.3B
$23.6B
$24.7B
2015
2016
2017
2018
2019
2020

Opportunity

BARK Eats mixes what's best for dogs' health with high service and a fun experience



High quality kibble mix
Personalized by nutritionist
Portion controlled
HEALTHY
HAPPY
Flavor optimized the dog's taste
Meals come with toys and fun features (cheat day)
The beloved BARK service layer makes feeding your dog a no-hassle fun experience

BARK Eats

Sources: EuroMonitor and APPA.

20

BARK Eats delivers innovation where the most dollars are spent and innovation is lagging Premium Human Grade Ultra Premium Modern Premium Scientific Mass Premium Basic Majority $ Spend BARK’s Target Categories 1 74% of dog parents give dry food to their pets. 21 1 APPA, 2019-20 Survey.BARK Eats delivers innovation where the most dollars are spent and innovation is lagging Premium Human Grade Ultra Premium Modern Premium Scientific Mass Premium Basic Majority $ Spend BARK’s Target Categories 1 74% of dog parents give dry food to their pets. 21 1 APPA, 2019-20 Survey.

Grow subscriber base ü Word of Mouth and non-paid referrals ü BARK’s data-driven approach towards marketing and social media ü Innovative content marketing ü Increased customer retention with diversified products serving dogs of all ages Word of Mouth – High NPS Score 1 Active Subscriptions is the total number of unique product subscriptions with at least one shipment during the last 12 months. Active Subscriptions does not include gift subscriptions or one-time subscription purchases. “Dec-20 Active Subscriptions” represents forecasted BarkBox and Super Chewer subscriptions shipped in the month of December 2020. 22Grow subscriber base ü Word of Mouth and non-paid referrals ü BARK’s data-driven approach towards marketing and social media ü Innovative content marketing ü Increased customer retention with diversified products serving dogs of all ages Word of Mouth – High NPS Score 1 Active Subscriptions is the total number of unique product subscriptions with at least one shipment during the last 12 months. Active Subscriptions does not include gift subscriptions or one-time subscription purchases. “Dec-20 Active Subscriptions” represents forecasted BarkBox and Super Chewer subscriptions shipped in the month of December 2020. 22

Strong brand resonance enables effective and efficient cross-sell

- **70+** NPS
- **8.5M** enthusiastic social followers
- **23,000** retail outlets carrying BARK products[1]

BARK BOX

BARK SUPER CHEWER

BARK Eats

BARK Bright

BARK Home



BARK Eats
BARK Bright
BARK BOX
BARK SUPER CHEWER

Potential TAM per customer increasing **~4x**

Source: Google Analytics, internal Company sources
[1]Includes 7,500 Dunkin Donuts stores in FQ2'21 related to BARK/Dunkin toy promotion

23

BARK's distribution channels provide leverage to seamlessly introduce new products

Holistic omni-channel presence creates additional tailwinds

- ✓ Platform to drive brand awareness and product discovery.
- ✓ focused on strong retail and marketplaces partnerships through highly curated products.

- Urban Outfitters partnership

- Amazon Barketplace
- Target retail
- BARK Park shared experience
- Q, Subaru, Meijer partnerships

Collaboration with retail partners creates new opportunities


BARK
BLUESTONE LANE
DUNKIN' MUNCHKINS

- Bluestone Lane & Glossier partnerships

- Dunkin' Donuts partnership
- PetSmart, CVS, Petco, Costco & other partnerships

24

04 Financial Highlights 2504 Financial Highlights 25

Financial Highlights (1) Figures presented are estimates for the third fiscal quarter of 2021. (2) Refer to “Use of Non-GAAP Financial Measures” below for the definition of Adjusted EBITDA and Adjusted EBITDA margin and the reconciliation to the most comparable GAAP measure included herein. • Revenue for the quarter grew 78% to an estimated $105 million as compared to the third fiscal quarter 2020 • Active Subscriptions grew 47% to 1.7 million as compared to the third fiscal quarter 2020, with 1.1 million subscriptions served in the month of December • New Subscriptions increased 66% to 381,000 as compared to the third fiscal quarter 2020 • Customer Acquisition Cost (CAC) was higher at $60.40 versus $56.43 as compared to the third fiscal quarter 2020 due largely to a shift away from discounts in favor of media spend • Average Monthly Subscription Churn in the three months ended December 31, 2020 was essentially flat on a year over year basis at 6.2% vs 6.1% for the same period last year • Adjusted EBITDA margin expansion for the nine months ended December 31, 2020 versus the same period last year was due primarily to efficiency in marketing spend and benefits of scale BARK calculates Adjusted EBITDA as net income (loss), adjusted to exclude: (1) interest expense, (2) depreciation and amortization, (3) stock-based compensation expense, (4) change in fair value of warrants and derivatives, (5) sales and use tax expense, and (6) one time transaction costs associated with the financing and merger. BARK calculates Adjusted EBITDA margin by dividing Revenue for the period by Adjusted EBITDA for the period. 26Financial Highlights (1) Figures presented are estimates for the third fiscal quarter of 2021. (2) Refer to “Use of Non-GAAP Financial Measures” below for the definition of Adjusted EBITDA and Adjusted EBITDA margin and the reconciliation to the most comparable GAAP measure included herein. • Revenue for the quarter grew 78% to an estimated $105 million as compared to the third fiscal quarter 2020 • Active Subscriptions grew 47% to 1.7 million as compared to the third fiscal quarter 2020, with 1.1 million subscriptions served in the month of December • New Subscriptions increased 66% to 381,000 as compared to the third fiscal quarter 2020 • Customer Acquisition Cost (CAC) was higher at $60.40 versus $56.43 as compared to the third fiscal quarter 2020 due largely to a shift away from discounts in favor of media spend • Average Monthly Subscription Churn in the three months ended December 31, 2020 was essentially flat on a year over year basis at 6.2% vs 6.1% for the same period last year • Adjusted EBITDA margin expansion for the nine months ended December 31, 2020 versus the same period last year was due primarily to efficiency in marketing spend and benefits of scale BARK calculates Adjusted EBITDA as net income (loss), adjusted to exclude: (1) interest expense, (2) depreciation and amortization, (3) stock-based compensation expense, (4) change in fair value of warrants and derivatives, (5) sales and use tax expense, and (6) one time transaction costs associated with the financing and merger. BARK calculates Adjusted EBITDA margin by dividing Revenue for the period by Adjusted EBITDA for the period. 26

Accelerating growth and operating leverage ($USD in Millions) Net revenue Gross Profit $1,035 $1,035 $706 $413 $646 $3 $60 416 $516 $221 $ 367 $ 367 $369 $137 $224 $224 $191 $1 $10 918 $148 $1 $8 483 FY2018A FY2019A FY2020A FY2021E FY2022E FY2023E FY2018A FY2019A FY2020A FY2021E FY2022E FY2023E 1 Core Adjusted EBITDA Adjusted EBITDA $23 $43 $43 $7 $9 $3 $3 $(8) $(2) $(23) $(17) $ (7) $(16) $ (7) $(12) $(12) $(15) $(16) $(16) $(16) $(19) $(19) $(29) $(31) FY2018A FY2019A FY2020A FY2021E FY2022E FY2023E FY2018A FY2019A FY2020A FY2021E FY2022E FY2023E Adj. EBITDA Adj. EBITDA (11.7)% (15.1)% (10.1)% (2.3)% (5.9)% (2.3)% (12.4)% (9.1)% (1.2)% 2.9% 1.6% 4.7% Margin Margin -selling and distribution channels Solid growth potential driven by strong Brand, expansion of new products lines, efficient cross 27 Note: Time periods shown are as of the fiscal year ended in March. 1 Represents BarkBox and SuperChewer ‘18A – ’20A CAGR: 23% ‘20A – ’23E CAGR: 47%Accelerating growth and operating leverage ($USD in Millions) Net revenue Gross Profit $1,035 $1,035 $706 $413 $646 $3 $60 416 $516 $221 $ 367 $ 367 $369 $137 $224 $224 $191 $1 $10 918 $148 $1 $8 483 FY2018A FY2019A FY2020A FY2021E FY2022E FY2023E FY2018A FY2019A FY2020A FY2021E FY2022E FY2023E 1 Core Adjusted EBITDA Adjusted EBITDA $23 $43 $43 $7 $9 $3 $3 $(8) $(2) $(23) $(17) $ (7) $(16) $ (7) $(12) $(12) $(15) $(16) $(16) $(16) $(19) $(19) $(29) $(31) FY2018A FY2019A FY2020A FY2021E FY2022E FY2023E FY2018A FY2019A FY2020A FY2021E FY2022E FY2023E Adj. EBITDA Adj. EBITDA (11.7)% (15.1)% (10.1)% (2.3)% (5.9)% (2.3)% (12.4)% (9.1)% (1.2)% 2.9% 1.6% 4.7% Margin Margin -selling and distribution channels Solid growth potential driven by strong Brand, expansion of new products lines, efficient cross 27 Note: Time periods shown are as of the fiscal year ended in March. 1 Represents BarkBox and SuperChewer ‘18A – ’20A CAGR: 23% ‘20A – ’23E CAGR: 47%

Strong Subscription Unit Economics
LTV:CAC[1] Illustrative Example

Metric	Definition	Calculation	Result
Average Life Time	Implied by 1/monthly Churn[2]	1/6.2%	16.1 months
			×
Monthly Value	Avg. Revenue per Subscription x Gross Margin	$29.00 x 60%	$17.40
			=
LTV	Life Time x Value	16.1 x $17.40	$280.14
			÷
CAC	DTC Media Spend/new subscriptions acquired	$23M/381k new subs	$60.40
			=
LTV : CAC	Gross Profit return on Media Spend	$280.14/60.40	4.6x

- **CAC is "paid back" within 4 months; return on CAC is over 350% in 2 years**

[1] Life Time Value ("LTV") to CAC ("LTV:CAC") is a measure of the return on the cost to acquire New Subscriptions. This unit economics metric indicates how efficient we are in acquiring each New Subscription on average. The average life time of a subscription is calculated as the inverse of the Average Monthly Subscription Churn. LTV is calculated as the average life time of a subscription times the average gross profit per subscription shipped in the period. LTV:CAC is LTV divided by CAC. Average gross profit per subscription shipped in the period is calculated Direct to Consumer Gross Profit for the period divided by number of subscriptions shipped in the period.

[2] Average Monthly Subscription Churn as defined in S-4

28

Direct Trade-off between profit and growth. Illustrative example continued Variance Forecast Actual $'s or #'s % CAC $60.40 $60.40 $0.00 0% New Subs 200,000 220,000 20,000 10% Media Spend $12,080,000 $13,288,000 $1,208,000 10% Est. Future Revenue, incremental $9,354,839 7.7x Est. Future Gross Profit, incremental $5,612,903 4.6x • $1.2mm higher Media Spend in Quarter = $5.6mm future Gross Profit • Profitability largely driven by choice, controlled by CAC 1 Average Monthly Subscription Churn as defined in S-4 29Direct Trade-off between profit and growth. Illustrative example continued Variance Forecast Actual $'s or #'s % CAC $60.40 $60.40 $0.00 0% New Subs 200,000 220,000 20,000 10% Media Spend $12,080,000 $13,288,000 $1,208,000 10% Est. Future Revenue, incremental $9,354,839 7.7x Est. Future Gross Profit, incremental $5,612,903 4.6x • $1.2mm higher Media Spend in Quarter = $5.6mm future Gross Profit • Profitability largely driven by choice, controlled by CAC 1 Average Monthly Subscription Churn as defined in S-4 29

Strong Path to Profitability • Media Spend drives growth and Adjusted EBITDA (in millions, except for Adjusted EBITDA margin) leads profitability Nine Months Ended (4) December 31 , • Reducing the number of new 2020 2019 subscribers acquired or the cost of Net loss $ (23.54) $ (27.24) Interest expense 8.38 3.83 acquisition will expand margin in Depreciation and amortization expense 1.70 0.95 the period Stock compensation expense 3.33 1.42 Change in fair value of warrants and derivatives 0.34 (0.14) • With historic knowledge of churn Sales and use tax expense 1.13 4.21 and control of CAC and margin, Transaction costs 0.63 - profitability is driven by Adjusted EBITDA $ (8.03) $ (16.97) (5) management Adjusted EBITDA margin -3.02% -10.50% (4) Figures presented are unaudited. Figures for nine months ended December 31, 2020 are projected estimates. (5) Adjusted EBITDA Margin: Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the period divided by Revenue for the period. 30Strong Path to Profitability • Media Spend drives growth and Adjusted EBITDA (in millions, except for Adjusted EBITDA margin) leads profitability Nine Months Ended (4) December 31 , • Reducing the number of new 2020 2019 subscribers acquired or the cost of Net loss $ (23.54) $ (27.24) Interest expense 8.38 3.83 acquisition will expand margin in Depreciation and amortization expense 1.70 0.95 the period Stock compensation expense 3.33 1.42 Change in fair value of warrants and derivatives 0.34 (0.14) • With historic knowledge of churn Sales and use tax expense 1.13 4.21 and control of CAC and margin, Transaction costs 0.63 - profitability is driven by Adjusted EBITDA $ (8.03) $ (16.97) (5) management Adjusted EBITDA margin -3.02% -10.50% (4) Figures presented are unaudited. Figures for nine months ended December 31, 2020 are projected estimates. (5) Adjusted EBITDA Margin: Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the period divided by Revenue for the period. 30

Summary P&L 31Summary P&L 31

Long term financial drivers Metrics Drivers • Expand into new products categories • Grow subscriptions and customers Revenue Growth • Cross-sell new products • Grow retail and e-commerce business • Segment and product mix will drive gross margin over time • Management of revenue per subscription and net pricing Gross Margin • Cost efficiencies from scale • Advertising & Marketing efficiencies, particularly due to cross-selling • Capture warehouse & fulfillment efficiencies through “own” facilities (expected to improve customer experience as well) Adjusted EBITDA • Build out G&A in near term to support new businesses; then leverage G&A as businesses scale 32Long term financial drivers Metrics Drivers • Expand into new products categories • Grow subscriptions and customers Revenue Growth • Cross-sell new products • Grow retail and e-commerce business • Segment and product mix will drive gross margin over time • Management of revenue per subscription and net pricing Gross Margin • Cost efficiencies from scale • Advertising & Marketing efficiencies, particularly due to cross-selling • Capture warehouse & fulfillment efficiencies through “own” facilities (expected to improve customer experience as well) Adjusted EBITDA • Build out G&A in near term to support new businesses; then leverage G&A as businesses scale 32

BARK's investment highlights

- ✓ Big, relatable and growing pet category
- ✓ Digitally-led DTC brand
- ✓ Personalized, data driven subscription experience with strong retention
- ✓ Clear levers for accelerating growth – new products, cross sales, more channels
- ✓ Strong incremental margins, powerful operating leverage
- ✓ Visionary and passionate team to scale the business



33

Pet benchmarking CY2020E – CY2022E Revenue CAGR 41.2% 22.6% 30.3% 23.5% FV / CY2022E Revenue FV / CY2022E Gross Profit 30.9x 13.4x 28.9x Mean: 26.0x Mean: 7.8x 18.1x 5.2x 4.8x 4.1x 7.0x Source: FactSet, Company Filings, and Management Forecasts. Market data as of February 12, 2021 34Pet benchmarking CY2020E – CY2022E Revenue CAGR 41.2% 22.6% 30.3% 23.5% FV / CY2022E Revenue FV / CY2022E Gross Profit 30.9x 13.4x 28.9x Mean: 26.0x Mean: 7.8x 18.1x 5.2x 4.8x 4.1x 7.0x Source: FactSet, Company Filings, and Management Forecasts. Market data as of February 12, 2021 34

05 Appendix 3505 Appendix 35

Our management team and board



Matt Meeker
Executive Chairman & Co-Founder

- Co-founded Meetup in 2002
- Currently a Venture Partner at Resolute VC
- Board member or advisor to multiple early stage companies
- Previously an Entrepreneur in Residence at DogPatch Labs



Manish Joneja
CEO

- Over 18 years of leadership experience in enabling enterprises to unlock growth via omni-channel commerce, global expansion and product innovation
- Most recently a Director of Amazon Global
- Previously General Manager of Global expansion for eBay



Henrik Werdelin
Co-Founder

- Founding partner of Prehype
- Previous involvement in many startups and corporate incubations
- Previously an Entrepreneur in Residence at Index Ventures and ran product development for MTV International
- Featured on Fast Company's "Most Creative People" list and Business Insider's "Silicon Valley 100" list



Carly Strife
Co-Founder

- Previously an early employee of Uber where she helped launch the company's East Coast operations
- Started career at Deloitte in financial advisory of real estate and property assets
- Featured on the "30 Under 30" lists of both Forbes and Inc. magazines



John Toth
CFO

- Former investment banker (Goldman Sachs, JP Morgan) with deep knowledge of equity capital markets and M&A.
- Experience as CFO of both public and high-growth private companies. Industry experience includes consumer products, technology, and business services.
- Profiled in CFO Magazine May 2014 Case Study: "blueprint for a Turnaround"



Peter Kamali
CTO

- Co-founder & CTO of Meetup
- 25 years of software engineering and product development for consumer-oriented applications from early-stage companies to large corporations
- Broad experience building teams, advising startups, architecting software, designing user experiences, and developing brands
- BA Mathematics and MS Computer Science from Columbia



Mike Novotny
COO

- Currently an advisor to multiple early stage companies
- Previously GM at JackThreads and advisor to Lerer Hippeau Ventures
- Began career on Wall Street at Lehman Brothers, Thomas Weisel Partners and as an investment analyst at SAC Capital



Suzanne McDonnell
Chief Commercial Officer

- Senior & C-level positions at Leo Burnett / Publicis, WPP, Viacom & Discovery Networks
- Led digital ad sales, key account strategy, partnerships, and marketing for Viacom & Discovery
- On the board of the IAB

Expected Board of Directors



Matt Meeker
Executive Chairman & Co-Founder



Henrik Werdelin
Co-Founder, Barkbox



Joanna Coles
CEO & Chairwoman, Northern Star



Betsy McLaughlin
Independent Board Member



Jon Ledecky
President & COO, Northern Star



Manish Joneja
CEO

36

Reconciliation of non-GAAP financial measures Cons olida te d $ in 000's FY18 FY19 FY2 0 Net Income ($ 21,126) ($ 37,082) ($ 31,367) Interest 936 2,595 5,421 Income Tax 1 (0) - Depreciation & Amortization 321 505 1, 3 97 Stock Com pensation 2,455 5,095 1, 8 17 Econom ic Sales Tax Nexus 12 9 2,962 5,023 To ta l Add Ba c ks 3,841 11,15 7 13 ,6 5 7 Adjus te d EBITDA (17,285) (25,925) (17,710) Core $ in 000's FY18 FY19 FY2 0 Net Income ($ 19,387) ($ 25,111) ($ 15,135) Interest 834 2,147 4,418 Income Tax 0 (0) - Depreciation & Amortization 286 418 1, 13 9 Stock Com pensation 2,186 4,217 1, 48 1 Econom ic Sales Tax Nexus 115 2,451 4,094 To ta l Add Ba c ks 3,420 9,233 11,13 2 Core Adjus te d EBITDA (15,967) (15,878) (4,004) 37Reconciliation of non-GAAP financial measures Cons olida te d $ in 000's FY18 FY19 FY2 0 Net Income ($ 21,126) ($ 37,082) ($ 31,367) Interest 936 2,595 5,421 Income Tax 1 (0) - Depreciation & Amortization 321 505 1, 3 97 Stock Com pensation 2,455 5,095 1, 8 17 Econom ic Sales Tax Nexus 12 9 2,962 5,023 To ta l Add Ba c ks 3,841 11,15 7 13 ,6 5 7 Adjus te d EBITDA (17,285) (25,925) (17,710) Core $ in 000's FY18 FY19 FY2 0 Net Income ($ 19,387) ($ 25,111) ($ 15,135) Interest 834 2,147 4,418 Income Tax 0 (0) - Depreciation & Amortization 286 418 1, 13 9 Stock Com pensation 2,186 4,217 1, 48 1 Econom ic Sales Tax Nexus 115 2,451 4,094 To ta l Add Ba c ks 3,420 9,233 11,13 2 Core Adjus te d EBITDA (15,967) (15,878) (4,004) 37

Reconciliation of Adjusted EBITDA (in millions, except for Adjusted EBITDA margin) (1) Figures presented are unaudited. Figures for nine months ended December 31, 2020 are projected estimates. (2) Adjusted EBITDA Margin: Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the period divided by Revenue for the period. 38Reconciliation of Adjusted EBITDA (in millions, except for Adjusted EBITDA margin) (1) Figures presented are unaudited. Figures for nine months ended December 31, 2020 are projected estimates. (2) Adjusted EBITDA Margin: Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the period divided by Revenue for the period. 38